Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

June 9, 2015

BARCLAYS

Barclays ETN+ Select MLP ETN

ETN+

June 2015



Barclays ETN+ Select MLP ETN (the "ETN") is linked to the performance of the consolidated Volume-Weighted Average Price ("VWAP")[1] level of the Atlantic Trust Select MLP Index (Bloomberg ticker: BXIIATMP) (the "Index"). **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

The ETNs are exposed to any decrease in the Volume Weighted Average Price ("VWAP") level of the Index between the inception date and the applicable valuation date. The Index is designed to provide exposure to a basket of midstream U.S. and Canadian master limited partnerships, limited liability companies and corporations (collectively, "MLPs" or "Index Constitutuents") that trade on major U.S. exchanges, are classified in the GICS® Energy Sector or GICS® Gas Utilities Industry according to the Global Industry Classification Standard® ("GICS") and meet certain eligibility criteria, including long-term credit rating, the portion of cash flow driven by mid-stream operations and size as measured by free-float market capitalization and average daily trading value.

The Index Constituents are selected for inclusion in the Index using the Atlantic Trust Select Master Limited Partnership Strategy (the "Strategy") developed by AT Investment Advisers, Inc. (formerly, "Stein Roe Investment Counsel Inc. d/b/a Atlantic Trust Private Wealth Management") (the "Index Selection Agent"). **Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index.**

Key Features

- The ETN seeks to provide exposure to a basket of between 20 and 100 MLPs meeting the criteria for inclusion in the Index.
- The Index may consist of both LP interests in MLPs and interests in the GP of a MLP, with a maximum weight in the Index of 8% and 4% respectively.
- MLPs included in the Index will belong to the GICS Energy Sector or Gas Utilities Industry.
- The Index is rebalanced quarterly, using the Index methodology described in the relevant prospectus.

An investment in the ETNs involves signfiicant risks and may not be suitable for all investors. For more information on the risks associated with the ETNs please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

ETN Ticker	Index Sponsor	Index Ticker	ETN Inception Date	Investor Fee Rate[2]
ATMP	Barclays Bank PLC	BXIIATMP	3/12/2013	0.95% per annum

[1] The Volume-Weighted Average Price (VWAP) level of the Index reflects the level of the Index as adjusted by ratio of the value of each Index component traded to total volume of that Index component traded over an index business day.

[2] The Daily Fee Value on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) the Investor Fee Rate divided by 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.95% per year. The VWAP factor is 4.89920, which is equal to the initial VWAP level of the Index divided by the principal amount of $25.00 per ETN. The VWAP factor represents the initial exposure of each ETN to the initial VWAP level of the Index.

BARCLAYS

ETN+

Barclays ETN+ Select MLP ETN

Historical ETN and Index Performance



Atlantic Trust Select MLP Index
Alerian MLP Index
Alerian MLP Infrastructure Index
Barclays ETN+ Select MLP ETN
Performance
135
130
125
120
115
110
105
100
95
90
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15

Source: Bloomberg 3/12/2013 - 05/29/2015

- The Alerian MLP Index is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector.
- The Alerian MLP Infrastructure Index is a market-cap weighted, float-adjusted index comprised of 25 energy infrastructure MLPs that earn the majority of their cash flow from the transportation, storage, and processing of energy commodities.

	Barclays ETN+ Select MLP ETN	Atlantic Trust Select MLP Index	Alerian MLP Index	Alerian MLP Infrastructure Index
Annualized Return	7.5%	7.5%	-0.3%	2.0%
Annualized Volatility	15.3%	16.1%	17.1%	17.5%
12- Month Yield*	3.7%	4.8%	6.0%	5.6%

Source: Bloomberg 3/12/2013 - 05/29/2015

* The 12-Month Yield is the aggregate cash distributions paid over the preceding 12 month period divided by the closing price at the end of the relevant period.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.
Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any investor fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. The ETN is linked to the performance of the consolidated VWAP Level of the Index, not the price return performance of the Index as shown above.

Current Index Component Weightings

	Current Weight	Number of Securities
Limited Partners	67.5%	19
General Partners	32.5%	10
Total	100%	29

Source: Barclays as of 05/29/2015, subject to change

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

ETN+

Selected Risk Considerations

An investment in any ETNS linked to the Atlantic Trust Select MLP Index (the “ETNs”) involves significant risks and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level of the Index between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.etnplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888 227 2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Atlantic Trust Select MLP Index is a trademark of Barclays Bank PLC.

©2015 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE